FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE  VICTORIA  3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan E Crook

Date: 16 April 2004	Title:	Associate Company Secretary

Group Corporate Affairs National Australia Bank Limited ABN 12004044937

ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, Friday 16 April 2004

National Australia Bank first half earnings update

National Australia Bank said today it expected cash earnings after significant items for March 2004 to be between 3 per cent and 5 per cent lower than the March 2003 half year result of $2,027 million.

Significant items include the loss on sale of AMP shares, a profit on the sale of St George Bank shares, the currency options losses and a write-back of provisions associated with the HomeSide sale.  These are expected to contribute approximately $110 million to cash earnings.

Cash earnings before significant items are expected to be between 8 per cent and 10 per cent lower than the March 2003 half year result.

The appreciation of the Australian dollar against the Pound and US dollar will reduce cash earnings for the March 2004 half by approximately 5 per cent compared to the March 2003 half. The European pension charge for the first half is expected to be in line with previous guidance at approximately £44 million (pre tax) for the half. The increase in pension costs will reduce cash earnings by approximately 2 per cent compared to the March 2003 half.  These factors are reflected in the following commentary.

Total banking

Cash earnings from banking operations are expected to be around 12 per cent lower than the March 2003 half.  We expect to see a modest decline in income levels reflecting margin decline and changing asset mix.  Expense growth will reflect higher pension expenses, investment spending in the UK and additional Group project costs including Basel II, IFRS and ISI programs.

Due to lower specific provisions and ongoing improvement in asset quality the charge for bad and doubtful debts is expected to show a modest decline.  Asset quality outcomes have remained sound in all businesses.  Non-accrual levels are expected to decline and there are no signs of stress in the leading indicators such as delinquency rates.

Divisional results

Financial Services Europe’s results will reflect higher expenses due to the current reinvestment program and lower than expected income trends.  Asset growth has been stronger in the first half than prior periods but this has been offset by margin decline.

The impact of the foreign exchange options losses is expected to have some flow on effects to Corporate and Institutional Banking’s first half result.  Income has been flat with higher expenses and higher bad and doubtful debt charges compared to prior periods.

Financial Services Australia is expected to show solid profit growth. Loan growth has been strong. Business lending is expected to show growth of approximately 8 per cent and housing lending is expected to grow at approximately 18 per cent for the year to March 2004.  However, as a result of margin decline, first half income levels are expected to be in line with the September 2003 half.  The result will be assisted by lower bad and doubtful debt charges due to lower specific provisioning levels and sound asset quality.

Growth in Financial Services New Zealand has slowed, but is performing in line with expectations with strong lending growth and good asset quality outcomes.

The Wealth Management result is expected to show a solid increase underpinned by continued strong earnings growth from insurance and a recovery in the investments business. Favourable equity market conditions have supported investment earnings, but Australian retail investment inflows are yet to fully reflect the market recovery.

Corporate Centre

Earnings on excess capital are expected to be lower due to the share buy-back activity.  The corporate centre charge will rise primarily due to higher costs associated with ISI, Basel II and IFRS projects.

The National is currently undertaking a strategic review.  This review will be completed during the second half and the outcomes will be advised to the market at that time.

Capital Management

The interim dividend is expected to be fully franked and at least equal to the final 2003 dividend of 83 cents.  It is expected that the half year dividend reinvestment plan will be underwritten. This will continue to strengthen the Group’s capital position in line with APRA requirements.

Summary

The National’s Chief Financial Officer, Mr Richard McKinnon, said “This has been a difficult period for the Group. Not only are we facing a headwind from higher UK investment spend, pensions charges and adverse currency movements but we are also dealing with the distraction to our people and near term costs associated with the unauthorised foreign currency options trading and other recent events. Some of these impacts will flow through to the second half.”

The National’s half year results will be announced on 12th May.

For further information:

Brandon Phillips	Callum Davidson
Group Manager	Head of Group Investor Relations
Group Corporate Relations
03 8641 3857 work	03 8641 4964 work
0419 369 058 mobile	0411 117 984 mobile

or visit www.nabgroup.com